02052724

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Bolt Energy Ltd.

(Name of Subject Company)

Bolt Energy Ltd.

(Translation of Subject Company's Name into English (if applicable))

Province of Alberta, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Blue Mountain Energy Ltd.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

097934103

(CUSIP Number of Class of Securities (if applicable))

Dale T. Joynt, Chief Financial Officer and Corporate Secretary, Blue Mountain Energy Ltd.
#1270 Bow Valley Square 1, 202 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 2R9
Tel. No. (403) 206-2440

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

July 31, 2002 and Extended on September 5, 2002

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

* Offer and Circular dated July 31, 2002
* Letter of Transmittal
* Notice of Guaranteed Delivery
Notice of Extension dated September 5, 2002

Item 2. **Informational Legends**

See cover page of the Offer and Circular dated July 31, 2002.

* Previously furnished

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your financial, legal or other professional advisor. No securities commission or similar authority in Canada or the United States of America has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. The securities being offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to a U.S. Person (as defined in Regulation S under the U.S. Securities Act) except to the extent exempt from such registration requirements.

September 5, 2002

NOTICE OF EXTENSION

BLUE MOUNTAIN ENERGY LTD.

OFFER TO PURCHASE

all of the outstanding common shares
of

BOLT ENERGY LTD.

on the basis of 0.3125 of a common share of Blue Mountain Energy Ltd. for each common share of Bolt Energy Ltd.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON SEPTEMBER 17, 2002, UNLESS FURTHER EXTENDED.

This is a notice of extension (the "**Notice**") to the offer dated July 31, 2002 (as amended by this Notice, the "**Offer**"), by Blue Mountain Energy Ltd. (the "**Offeror**") to purchase all of the issued and outstanding common shares (the "**Bolt Shares**") of Bolt Energy Ltd. ("**Bolt**") presently outstanding and all Bolt Shares which may be issued on the exercise of currently outstanding options or other rights to purchase Bolt Shares. The Offer, as extended by this Notice, will be open for acceptance until 5:00 p.m. (Calgary time) on September 17, 2002, unless further extended.

Holders of Bolt Shares ("**Shareholders**" or "**Bolt Shareholders**") who wish to accept the Offer must deposit their Bolt Share certificates, together with the Letter of Acceptance and Transmittal (the "**Letter of Acceptance**") that accompanied the Offer, properly completed and executed in accordance with the instructions in the Letter of Acceptance, at any of the offices of CIBC Mellon Trust Company (the "**Depositary**") listed in the Letter of Acceptance. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery". Persons whose Bolt Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Bolt Shares.

Questions and requests for assistance may be directed to FirstEnergy Capital Corp. (the "**Soliciting Dealer**") or to the Depositary. This Notice should be read in conjunction with the Offer, the Letter of Acceptance and the Notice of Guaranteed Delivery, additional copies of which are available from the Soliciting Dealer or the Depositary at any of their respective offices set forth on the last page of this Notice and in the Letter of Acceptance.

THE SOLICITING DEALER FOR THE OFFER IS:

FirstEnergy CAPITAL CORP.

NOTICE OF EXTENSION

TO: THE SHAREHOLDERS OF BOLT ENERGY LTD.

On September 5, 2002, the Offeror determined that all of the conditions of the Offer, as set forth in Section 4 of the Offer, "Conditions of the Offer", were satisfied or waived and the Offeror took up and paid for 11,566,011 Bolt Shares deposited under the Offer and not withdrawn, constituting approximately 87.6% of the Bolt Shares outstanding. By notice to the Depositary dated September 5, 2002, the Offeror has amended the Offer as set forth herein.

Except as otherwise set forth in this Notice, the information, terms and conditions contained in the Offer continue to be applicable in all respects and this Notice should be read in conjunction therewith. Without limiting the generality of the foregoing, this extension of the Offer does not constitute a waiver by the Offeror of any of its rights under Section 4 of the Offer, "Conditions of the Offer".

Defined terms used in the Offer and accompanying take-over bid circular (the "**Circular**") are ascribed the same meanings herein unless otherwise defined or the context otherwise requires.

1. Extension of Offer

The Offeror has amended the Offer by extending the Expiry Date from September 5, 2002 to September 17, 2002 or such other date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer"; accordingly, the definition of "Expiry Date" in the Offer shall be amended such that the words "September 5, 2002" be replaced by the words "September 17, 2002". Consequently, the Expiry Time shall be 5:00 p.m. (Calgary time) on September 17, 2002. As a result, the Offer, as amended by this Notice, is open for acceptance until 5:00 p.m. (Calgary time) on September 17, 2002 or such later time or date, if any, to which the Offer, as amended by this Notice, may from time to time be further extended.

2. The Offeror

The Offeror is a corporation organized under the ABCA. The Offeror is a publicly-traded oil and gas company based in Calgary, Alberta. Management has recently reorganized the Offeror with the objective of exploring, acquiring and exploiting oil and gas prone assets within the Western Canadian Sedimentary Basin. The Offeror was only recently reorganized and has not conducted any operations to date. See "Information Concerning Blue Mountain Energy Ltd. – Background to BME – Reorganization" in the Circular. The Offeror's principal office is located at #1270 Bow Valley Square 1, 202 – 6th Avenue S.W., Calgary, Alberta, T2P 2R9 and its registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8. The BME Shares are listed and posted for trading on the TSX Venture under the trading symbol "GAS". See "Information Concerning Blue Mountain Energy Ltd." in the Circular.

3. Rights of Withdrawal

All deposits of Bolt Shares pursuant to the Offer are irrevocable except as provided in Section 8 of the Offer, "Withdrawal of Deposited Securities".

4. Time of Payment

Any Bolt Shares deposited pursuant to the Offer after the date hereof will be taken up and paid for within ten days from the time of such deposit. See Section 6 of the Offer, "Payment for Deposited Securities".

5. Other Information

To the knowledge of the Offeror, since the date of the Offer, no other party has made any other proposal respecting the acquisition of the Bolt Shares.

As at 5:00 p.m. (Calgary time) on September 5, 2002, 11,566,011 Bolt Shares had been deposited under the Offer and not withdrawn, constituting approximately 87.6% of the Bolt Shares outstanding.

The Offer is being extended to provide those Bolt Shareholders who have not yet deposited their Bolt Shares with the further opportunity to deposit their Bolt Shares pursuant to the Offer.

6. Amendments to the Offer, Circular, Letter of Acceptance and Notice of Guaranteed Delivery

The Offer, the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery shall be amended *mutatis mutandis* to reflect the amendments contemplated by this Notice. Without limiting the generality of the foregoing, such amendments include the amendment of the Letter of Acceptance and Notice of Guaranteed Delivery to refer to September 17, 2002 as the Expiry Date. Shareholders should use the existing Letter of Acceptance or Notice of Guaranteed Delivery that they received with the Offer to accept the Offer as amended by this Notice.

7. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides holders of Bolt Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the holders of Bolt Shares. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

Dated: September 5, 2002

The contents of this Notice have been approved by, and the sending, communication or delivery thereof to the holders of common shares of Bolt Energy Ltd. has been authorized by, the board of directors of Blue Mountain Energy Ltd. The Offer and Circular, as amended by this Notice, contain no untrue statement of material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BLUE MOUNTAIN ENERGY LTD.

(signed) "*Randy W. Pawliw*"
President

(signed) "*Dale T. Joynt*"
Chief Financial Officer and Corporate Secretary

On behalf of the Board of Directors

(signed) "*Verne G. Johnson*"
Director

(signed) "*Carl-Martin Nagel*"
Director

Office of the Depositary, CIBC Mellon Trust Company

By Hand or by Courier:

Toronto

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9
Attn: Courier Window
Telephone: (416) 643-5500
Telephone (toll free): 1-800-387-0825
Facsimile: (416) 643-5501

Calgary

600, The Dome Tower
333-7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

By Mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

E-mail:
inquiries@cibcmellon.com

Office of the Soliciting Dealer

FirstEnergy Capital Corp.
1600, 333-7th Avenue S.W.
Calgary, Alberta
T2P 2Z1
Telephone: (403) 262-0600
Facsimile: (403) 262-0688

Any questions and requests for assistance may be directed by Shareholders to the Soliciting Dealer or the Depositary at the telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Blue Mountain Energy Ltd. concurrently with the Form CB dated July 31, 2002.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Form CB is true, complete and correct.

Dated: September 6, 2002

BLUE MOUNTAIN ENERGY LTD.

Name: Dale T. Joynt
Title: Chief Financial Officer and Corporate Secretary